Mail Stop 3561

April 7, 2009

Daniel P. Donovan, Chief Executive Officer
Star Gas Partners, L.P.
2187 Atlantic Street
Stamford, Connecticut 06902

>   **Re: Star Gas Partners, L.P.**
>   **Form 10-K for Year Ended September 30, 2008**
>   **Filed December 10, 2008**
>   **Form 10-Q for the Period Ended December 31, 2008**
>   **Filed February 4, 2009**
>   **File No. 1-14129**
>
>   **Star Gas Finance Company**
>   **Form 10-K for Year Ended September 30, 2008**
>   **Filed December 10, 2008**
>   **Form 10-Q for the Period Ended December 31, 2008**
>   **Filed February 4, 2009**
>   **File No. 333-103873-01**

Dear Mr. Donovan:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply by providing us with your proposed disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2008

Selected Historical Financial and Operating Data, page 20

1. We note your presentation of the non-GAAP measures EBITDA and adjusted
   EBITDA in selected financial data and in your Management's Discussion and
   Analysis of Financial Condition and Results of Operations section, and it appears that
   these measures are being used as both performance and liquidity measures. In future
   filings, please address the following items each time the non-GAAP measures are
   presented:

   - Clearly indicate that these measures are not GAAP.

   - Discuss the material limitations associated with the use of these non-GAAP
     measures as compared to the use of the most directly comparable GAAP financial
     measure and explain how management compensates for these limitations when
     using these non-GAAP measures.

   - Refer to Question #12 in our Frequently Asked Questions Regarding the Use of
     Non-GAAP Financial Measures, our Non-GAAP FAQ, and present all three
     major categories of the statement of cash flows.

   - Since it appears that your debt agreement is material, please disclose the
     following with respect to your debt covenants, which you disclose is calculated
     consistently with adjusted EBITDA:

     o The materiality of the credit agreement and the covenant.

     o The amount or limit required for compliance with the covenant.

     o The actual or reasonably likely effects of compliance or non-compliance with
       the covenant on your financial condition and liquidity.

     Refer to Question 10 of our Non-GAAP FAQ.

   - Please address these items on Forms 8-K where non-GAAP measures are
     presented.

Item 7. Management's Discussion and Analysis of Financial Condition and…, page 22

Overview, page 23

2. We read at the top of page F-7 that you have one reportable operating segment. We
   also note your statement on page 23 that your gross profit margins vary by geographic

region and this could contribute to fluctuations in your gross profit margin from year to year. Please explain to us in more detail the magnitude of these gross profit margin variances and the level of management that monitors and considers these variances. If these variances are significant, it is unclear to us why you do not discuss them further when analyzing changes in your gross profit margin from year to year, and it is also unclear to us how your chief operating decision maker could effectively manage your company without considering these gross profit margin differences. Alternatively, if these gross profit margin variances by geographic region are not a significant driver of fluctuations in your results, you may wish to clarify this matter to your readers in future filings.

Results of Operations, page 26

3. In this subsection, and in your Discussion of Cash Flows subsection on page 35, you discuss the changes in operation and cash flow amounts between the periods. However, the dollar amounts you disclose mostly repeat information that is available from the face of the financial statements. Therefore, in future filings, please expand this information to explain the reasons for period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. Finally, where changes in items are caused by more than one factor, please quantify the effect of each factor on the change, if possible. See Item 303 of Regulation S-K and Section IV of our Release No. 33-8350. As examples only, and not an exhaustive list, please address the following in future filings:

    • On page 29, you state that your depreciation and amortization expenses declined by $2.2 million in fiscal 2008 as compared to fiscal 2007 because "certain assets became fully depreciated." Please disclose the assets that became fully depreciated in fiscal 2008 and quantify their depreciation.

    • On page 29, you state that your general and administrative expenses were lower in 2008 as compared to 2007 "largely due to lower compensation expense relating to the [your] profit sharing plan." Please discuss the reason or reasons that your profit sharing plan resulted in a lower compensation expense and quantify each reason's effect on the change, if possible.

    • On page 31, you state that the decline in installation sales of $11.2 million form the yare ended September 30, 2006 to the year ended September 30, 2007 was due to a reduction in equipment installations as a result of warmer weather experienced during the first quarter of fiscal 2007, increased customer credit standards, net customer attrition, and other factors. Please discuss in greater detail the underlying causes of the reduction in equipment installations, including the other factors to which you refer, and quantify the impact of each of the causes on the overall reduction in installation sales, if possible.

- On page 35, you state that cash provided by operating activities increased by $20.4 million in fiscal 2008 due to a positive change of $49.6 million relating to inventory levels and $17.1 million in cash provided by customers on your balanced payment plan, reduced by a decrease in cash from operations before changes in operating assets and liabilities of $12.5 million and higher cash requirements to finance accounts receivable of $33.8 million. Regarding each of these factors that caused your increase in cash provided by operating activities, please fully describe the reason or reasons underlying each factor.

Critical Accounting Estimates, page 38

4. We note your disclosures on page 38 related to assessing goodwill for impairment. Given the significance of goodwill to your total assets, the significant impact an impairment could have on your results, and your statement that your book value has repeatedly been greater than your market capitalization, in future filings, please expand your disclosures to better explain the assumptions and uncertainties that underlie your goodwill impairment testing. Please identify the reporting units used in your impairment test, and discuss your methodology for valuing those reporting units. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different reasonably likely assumptions were applied. See Section V of our Release No. 33-8350.

Item 9A. Controls and Procedures, page 40

5. We note your disclosure under the heading "(d) Other" that you "believe that a control system, no matter how well designed and operated, can not provide absolute assurance that the objectives of the control system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been determined." Also, we note similar language in your quarterly report on Form 10-Q for the period ended December 31, 2008. If true, please confirm for us that, as of September 30, 2008 and December 31, 2008, your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective at the reasonable assurance level you discuss. Please make this change in future filings as well. In the alternative, in future filings, please remove the reference to the level of assurance of your disclosure controls and procedures.

Item 11. Executive Compensation, page 46

Compensation Discussion and Analysis, page 46

6. We note your discussion under the heading "Compensation Methodology" on page 46 in which you state that your compensation program is designed to "drive

performance" and "reward contributions" in support of your business strategies. Also, we note your discussion regarding the separate elements of your compensation program under the heading "Elements of Executive Compensation." In addition to these discussions, in future filings, please provide in greater detail how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. In this regard, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

Compensation Methodology, page 46

7. In this subsection, you state that you benchmark your compensation program against your peers, including Amerigas Partners, L.P., Suburban Propane Partners, L.P., Inergy Holdings, L.P., and Ferrellgas Partners, L.P. In future filings, please clarify whether these were the only companies against which you benchmarked your compensation program and disclose the reasons that you chose these companies as your peers   Also, please elaborate upon the data from these companies that you consider in your compensation program and provide greater detail regarding the benchmarks you use and, if applicable, identify their components. See Item 402(b)(2)(xiv) of Regulation S-K and the Division of Corporation Finance's Compliance and Disclosure Interpretation 118.05 under Regulation S-K (July 3, 2008).

Elements of Executive Compensation, page 47

Base Salary, page 47

8. You state that you establish the base salaries for your named executive officers based on the historical salaries for services rendered to you, the responsibilities of the officer, the salaries of equivalent executive officers in other energy related master limited partnerships, and the prevailing levels of compensation and cost of living in which the officer works. On page 48, you present your named executive officers' salaries as of October 1, 2008 and the percentage change in those salaries from October 1, 2007. In future filings, please discuss how you determined these salaries and the percent change in these salaries based on the factors you use to establish base salaries for the named executive officers. For example, please discuss how historical salaries, officer responsibilities, equivalent master limited partnership salaries, and cost of living levels factored into your determination of each executive's salary and salary increase.

Profit Sharing Allocations, page 47

9. You state that you have no set formulas for determining the profit sharing allocations
    and annual discretionary bonuses for your named executive officers. In this regard,
    you state that your chief executive officer considers "the relative contributions of
    each of the named executive officers to the year's performance in developing his
    recommendations for bonus amounts." Also, you state that your board assesses your
    chief executive officer's "contribution to meeting [your] goals, and determines a
    bonus for the CEO it believes to be commensurate with such contribution."
    Therefore, it seems that the profit sharing allocations you discuss in this subsection
    are based on a subjective evaluation of each executive's contributions. However, it is
    unclear whether the allocations and bonuses are triggered by obtaining certain
    objective financial results or whether it is a completely subjective determination.

    For example, in the first paragraph of this subsection, you state that you determine
    your profit sharing allocations based on your performance relative to your "annual
    profit plan and other quantitative and qualitative factors." As another example, in the
    second paragraph, you state that your chief executive officer performs a "quantitative
    and qualitative assessment" of your performance "relative to your budget," which
    includes the quantitative measures of earnings before interest, taxes, depreciation, and
    amortization, excluding items affecting comparability, and customer attrition relative
    to the budgeted amounts. As a further example, you state that your chief executive
    officer considers, in determining bonuses, the achievement of budgeted goals, the
    level of difficulty in achieving objectives, and significant transactions and
    achievements for the year. As a final example, you state on page 49 that one of your
    primary performance measures is adjusted EBITDA, which declined 20.4% in fiscal
    2008 as compared to fiscal 2007, and that another performance measure is net
    customer attrition, which improved by 12% from fiscal 2007 to fiscal 2008.

    If certain financial results are quantified, in future filings, please specify the results
    necessary to trigger any profit sharing allocations and discretionary cash bonuses.
    See Item 402 (b)(2)(v) of Regulation S-K. If disclosure of the performance-related
    factors would cause competitive harm, please tell us why you believe that disclosure
    of this information would result in competitive harm such that the information could
    be excluded under Instruction 4 to Item 402(b) and discuss how difficult it will be for
    the executive or how likely it will be for you to achieve the target levels or other
    quantitative factors. Please also discuss any discretion that may be exercised in
    granting profit sharing allocations and discretionary bonuses absent attainment of the
    stated performance goal. See Instruction 4 to Item 402(b) of Regulation S-K.

    If certain financial results are not quantified, in future filings, please discuss in greater
    detail the manner in which the chief executive officer and you evaluate the
    executives' contributions before awarding profit sharing allocations and discretionary
    bonuses. Further, regardless of whether or not certain financial results are quantified,

in future filings, please clarify the manner in which you use the metrics you discuss in this subsection in determining your performance and your named executive officers' performances for the purposes of providing your named executive officers with their profit sharing allocations and bonuses.

Long-Term Management Incentive Compensation Plan, page 47

10. You state that under the long-term management incentive compensation plan, participating employees receive a pro rata share of cash up to 50% of the incentive distributions otherwise distributable to Kestrel Heat LLC and 50% of the cash proceeds that Kestrel Heat receives from the sale of its general partner units. Also, you state that that amount of any future distribution is based on the results of each future fiscal quarter. In future filings, please disclose the results to which you refer and the manner in which you decide the pro rata share of cash to be received under the plan for each named executive officer participating in the plan. Also, please discuss the manner in which you determine the amount of cash to be awarded among participating executive officers "up to" 50% of the incentive distributions and "up to" 50% of the cash proceeds discussed.

11. You state that the plan is administered by your chief financial officer under the board's discretion or under the discretion of any officer as the board may direct. In future filings, please discuss any discretion that may be exercised in granting the cash under the plan absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

12. You state that you are not required to make any distributions under the plan until after September 30, 2008, and that the future distributions are based on the results of each future fiscal quarter. Also, you state that you have allocated a certain amount of "participation points" to certain executives. In future filings, please discuss the reason or reasons that you awarded the particular amounts of participation points you disclose on page 49 to those particular executive officers and why some of the awards varied from executive to executive.

Fiscal 2008 Compensation Decisions, page 48

Base Salary, page 48

13. In footnote (a) to the table in this subsection, you state that Richard R. Ambury's last salary increase was on May 4, 2005. However, the table appears to indicate that he received a 4.8% salary increase from October 1, 2007 to October 1, 2008. Please explain this apparent inconsistency to us and revise your future filings to clarify similar disclosures.

Employment Contracts and Service Agreements, page 49

Agreement with Richard G. Oakley, page 49

14. In this subsection, you state that Richard G. Oakley's employment agreement
    provides for an annual base salary "and a performance-based bonus of up to 25% of
    his base salary or such higher percentage as may be applicable." In future filings,
    please disclose whether this bonus is separate from the profit sharing allocations and
    annual discretionary bonuses you discuss on pages 47 and 49 that are available to all
    of your named executive officers. If so, please discuss how Mr. Oakley's specific
    performance-based bonus that you discuss regarding his employment agreement is
    different from the profit sharing allocations and discretionary bonuses available to the
    other executive officers and whether Mr. Oakley is still entitled to the general profit
    sharing allocations and discretionary bonuses.

Potential Payments upon Termination, page 52

15. In future filings, please revise to quantify the value of the lump sum amounts payable
    to each named executive upon termination, rather than stating the executive would be
    entitled to receive "one-year's salary" as a severance payment. See Item 402(j)(2)
    Regulation S-K and Instruction 1 to Item 402(j). For ease of understanding, please
    consider presenting the information under this section in tabular format.

Item 13. Certain Relationships and Related Transactions, page 55

16. We note your disclosure that you have a written conflict of interest policy and
    procedure that requires all officers, directors, and employees to report to senior
    corporate management or the board all personal, financial, or family interest in
    transactions that involve you and the related party. Also, we note that your
    Governance Guidelines provide that any monetary arrangement between a director
    and his or her affiliates and you or any of your affiliates for goods or services shall be
    subject to approval by the full board. In future filings, please revise your disclosure
    to describe in greater detail your written conflict of interest policy and procedure so
    that you discuss specifically how your senior corporate management or board handles
    the information regarding related party transactions. For example, you state that the
    full board must approve of any monetary arrangement between a director and his or
    her affiliates and you and any of your affiliates. Please discuss whether the board
    must also approve all related party transaction between you and officers and
    employees. Further, please discuss the standards that the board uses to approve any
    related party transactions. See Item 404(b) of Regulation S-K. The policy required
    by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation
    S-K.

17. Please confirm for us that you have no related party transactions or agreements to disclose pursuant to Item 404 of Regulation S-K. We remind you that, in future filings, if you have related party transactions that are required to be disclosed, please state whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

1) Partnership Organization, page F-7

18. We assume that you have not provided separate financial statements for Star Gas Finance Company in reliance upon Rule 3-10(b) of Regulation S-X. We have the following comments:

- We read that Star Gas Finance Company is your wholly-owned subsidiary. As indicated under Rule 3-10(b) of Regulation S-X, the finance subsidiary must be 100% owned by the parent company to qualify for an exception to Rule 3-10(a) of Regulation S-X. Please note that "100% owned" is defined in Rule 3-10(h) of Regulation S-X and differs from "wholly-owned" as defined in Rule 1-02 of Regulation S-X. Please confirm to us, and clarify in future filings, that Star Gas Finance Company is 100% owned by you, or otherwise explain how you determined that you met the requirements of Rule 3-10(b) of Regulation S-X.

- Please explain to us in detail where you have provided the disclosures required by Rule 3-10(i)(9) and 3-10(i)(10) of Regulation S-X. If your disclosures here and in Note 12 are intended to provide these disclosures, we request that you modify these disclosures to provide more detailed information, as it appears that your current description of the restrictions may be overly broad. Please show us what your expanded disclosures will look like.

3) Summary of Significant Accounting Policies, page F-7

19. In future filings, please disclose, either here or in your Management's Discussion and Analysis of Financial Condition and Results of Operations section, the types of costs that you classify as cost of product, cost of installation and service, delivery and branch expenses, and general and administration expenses. We note that classification of various types of expenses may vary and believe these disclosures will assist your readers when comparing your results to those of other companies.

20. We read at the bottom of page F-8 that acquired customer lists are amortized over seven to ten years based on your historical retention experience. In light of the customer attrition data presented on pages 25 and 26, you appear to have lost 17-20%

of your existing customers in each of the three years presented. Although these losses are largely replaced by new customers, that would not appear to impact the assessment of the useful life of a customer list. Please explain to us in more detail how you determined a useful life of seven to ten years was appropriate for acquired customer lists given your customer attrition statistics. Also, please tell us how you considered the use of an accelerated method of amortization as opposed to the straight-line method of amortization to reflect how the economic benefits of a customer list are used up. Finally, please quantify for us the remaining unamortized balance for customer lists at September 30, 2008 and December 31, 2008.

21) Selected Quarterly Financial Data (unaudited), page F-25

21. With reference to Item 302(a)(1) of Regulation S-K, please tell us why you have not presented gross profit for each quarter. In this regard, we note that you distinguish between cost of sales and other operating expenses on the face of your statement of operations, and we note your analysis of changes in gross profit within your Management's Discussion and Analysis of Financial Condition and Results of Operations section. Please provide this disclosure in future filings.

Form 10-Q for the Three Months Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and…, page 16

Cost of Product, page 21

22. We note that you evaluate the change in home heating oil margins before the effects of increases or decreases in the fair value of derivative instruments which represent the non-cash changes in the market value of hedges before settlement. Please provide us with a reconciliation of the home heating oil margins per gallon, as we are unable to recalculate this measure, and tell us how you considered disclosing this calculation to your readers if the calculation is not obvious from your current disclosures. Additionally, in future filings, please disclose your product sales gross margins, gross profit as a percentage of revenues, and discuss the changes between periods, as we believe this is more meaningful to your investors than merely discussing the change in cost of product in dollars. You may want to quantify the impact of each significant contributor to the change in gross margin in tabular format for ease of a reader. Finally, in future filings, please expand your disclosure to better explain the underlying reasons for the increase in home heating oil per gallon margins, since this appears to be a significant driver of your increase in product gross profit.

23. In the second paragraph of this subsection, you state, "Due to the rapid decline in home heating oil prices during the three months ended December 31, 2008, the Partnership's inventory was valued higher than the wholesale market price at December 31, 2008. As a result product gross profit was favorably impacted by $6.9

million during the three months ended December 31, 2008 and home heating oil per gallon margins were favorably impacted by 6.3 cents per gallon then if the inventory was valued at the December 31, 2008 wholesale market price." We also note on page eight that your account for heating oil and other fuels inventory at the lower of cost computed on the weighed average cost method, or market. Given this, we would expect you to write down the cost of your inventory to market as of December 31, 2008. Please advise us of your accounting for inventory, and how the decline in home heating oil prices during the three months ended December 31, 2008 resulted in a favorable $6.9 million gross profit impact. Please be detailed in your response.

24. The last sentence of the second paragraph in this subsection states, "In addition, the Partnership increased margins, in part to offset the effect of an increase in its annual operating expenses." In future filings, please elaborate on the specific actions taken or performed to increase margins.

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Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact, Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director